SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


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FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported)  July 30, 2004


Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)


| Nevada | 0-7246 | 95-2636730 |
|---|---|---|
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 5.  Other Events.

On August 16, 2004, the Company issued a news release announcing the closing of its third 2004 Partnership at $18 Million in Subscriptions; and the addition to Oil Commodity Options.

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Petroleum Development Corporation


Date  August 16, 2004


By  /s/ Darwin L. Stump
      Darwin L. Stump
      Chief Financial Officer